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SEC
Mail Processing
Section

MAR 01 2016

Washington DC
414

16014197

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GW + Wade Asset Management Co, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Worcester St
(No. and Street)

Wellesley (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Pinch 781-239-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC + D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset St, Suite 700, Providence, RI 02903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Pinch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GW & Wade Asset Management Company, LLC as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Principal
Title

Subscribed and sworn to before me this
26th day of February, 2016



Notary Public

Commission expires Oct. 16, 2020

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit
- ( ) (o) Independent Auditors' Report on Internal Control

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS


LGCD
CPAs/Business Advisors

Report of Independent Registered Public Accounting Firm

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GW & Wade Asset Management Company, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Report of Independent Registered Public Accounting Firm (Continued)

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 26, 2016

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 610,142
Deposit with clearing broker-dealer	58,106
Receivable from clearing broker-dealer	895,340
Commissions receivable	1,054,902
Prepaid expenses	39,239
Goodwill	10,597,421
Intangible assets, less accumulated amortization	2,560,233
Other assets	64,290
	$ 15,879,673

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to Affiliate	$ 121,220
Accounts payable	73,938
Deferred credit from clearing broker-dealer	72,917
Deferred revenue	12,500
	280,575
Member's equity	15,599,098
	$ 15,879,673

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 11,277,889
Interest and dividends	80,075
	11,357,964
Expenses:	
Clearing and execution expenses	776,480
Management fee, Affiliate	4,698,156
Administrative fee, Affiliate	1,829,000
Amortization of intangible assets	961,500
Regulatory fees	49,402
Software expense	23,312
Other operating expenses	129,183
	8,467,033
Net income	$ 2,890,931

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

Balance, beginning of year	$ 16,618,167
Net income	2,890,931
Distributions to Member	(3,910,000)
Balance, end of year	$ 15,599,098

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 2,890,931
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	961,500
(Increase) decrease in:	
Deposit with clearing broker-dealer	50,000
Receivable from clearing broker-dealer	(197,120)
Commissions receivable	32,927
Prepaid expenses	18,447
Other assets	(64,290)
Increase (decrease) in:	
Due to Affiliate	22,109
Accounts payable	58,993
Deferred credit from clearing broker-dealer	72,917
Deferred revenue	(18,200)
Net cash provided by operating activities	3,828,214
Cash used in financing activities, distributions to Member	(3,910,000)
Net decrease in cash and cash equivalents	(81,786)
Cash and cash equivalents, beginning of year	691,928
Cash and cash equivalents, end of year	$ 610,142

See notes to financial statements.

1. Organization and summary of significant accounting policies:

GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of an affiliated company, GW & Wade, LLC (also a subsidiary of the Member), operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent individuals and their families residing throughout the United States (principally in Massachusetts).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Recent accounting pronouncement:

Effective for the year ending December 31, 2019, the Company will adopt the provisions of ASU 2014-09, "*Revenue from Contracts with Customers*," which will replace the current revenue recognition guidance pertaining to contracts with customers contained in accounting principles generally accepted in the United States of America. The effect of adopting ASU 2014-09 on the Company's financial statements has not yet been determined.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the accompanying financial statements relate to commissions receivable and the resulting management fee expense.

1. Organization and summary of significant accounting policies (continued):

Fair value measurements:

Accounting guidance pertaining to fair value measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2015, the Company had $10,888 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2015, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its receivables.

1. Organization and summary of significant accounting policies (continued):

Goodwill and intangible assets:

Goodwill is tested at least annually for impairment, and is tested for impairment more frequently if events and circumstances (for example, financial losses and adverse business conditions) indicate that it might be impaired. A two-step impairment test is performed on goodwill. In the first step, the Company compares its fair value to the carrying value of its net assets. Fair value is determined using a discounted cash flow approach. Under this approach, management uses certain assumptions in its discounted cash flow analysis. These assumptions include but are not limited to: a risk adjusted rate that is estimated to be commensurate with the risk associated with the underlying cash flows, cash flow trends from prior periods, current-period cash flow, and management's expectation of future cash flow based on projections or forecasts derived from its understanding of the relevant business prospects, economic or market trends and regulatory or legislative changes which may occur.

If the Company's fair value exceeds the carrying value of its net assets, no further testing is performed. If the carrying value exceeds the fair value, then the Company performs the second step in order to determine the implied fair value of goodwill and compares it to the carrying value of goodwill for impairment loss assessment. The results of the Company's impairment test for the year ended December 31, 2015 did not indicate that the Company's goodwill is impaired.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for the customer list and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2015.

1. Organization and summary of significant accounting policies (continued):

Deferred credit from clearing broker-dealer:

The Company has an agreement with the clearing broker-dealer that pays an annual credit to the Company upon each anniversary date of the contract provided that the Company is at all times in material compliance with the terms and conditions of the agreement. The Company records the payment to be received as a receivable at each anniversary date and amortizes the annual credit on a straight-line basis over the contract year, as a reduction of clearing and execution expenses.

Securities transactions:

The Company buys and sells securities for customers of GW & Wade, LLC by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions:

Commissions, including front-end fees received related to mutual fund transactions introduced and related clearing expenses, are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

1. Organization and summary of significant accounting policies (continued):

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Limited Liability Company Act.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with GW & Wade, LLC (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Affiliate and Focus, as determined by the Affiliate. For the year ended December 31, 2015, the Affiliate allocated to the Company $6,527,156 of expenses, including management fees. Such amounts are reported as management fee, Affiliate and administrative fee, Affiliate in the accompanying statement of income. Amounts allocated by the Affiliate and charged to the Company as an administrative fee principally relate to employee compensation and benefits and occupancy costs, and have not been classified in the accompanying statement of income based on their natural classification.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $726,021, which was $476,021 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Intangible assets and goodwill:

At December 31, 2015, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer list	$ 8,700,000	$ 7,211,333	$ 1,488,667
Management contract	1,830,000	758,434	1,071,566
	$ 10,530,000	$ 7,969,767	$ 2,560,233

Amortization expense for the year ending December 31, 2016 is estimated to total approximately $961,500. Amortization expense for the year ending December 31, 2017 is estimated to total approximately $710,200. Amortization expense for each of the years ending December 31, 2018, 2019 and 2020 is estimated to total approximately $91,500.

There were no changes in goodwill during the year ended December 31, 2015.

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

Net capital:	
Total member's equity and total qualified for net capital	$ 15,599,098
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable and receivable from clearing broker-dealer under Rule 12b-1	1,675,966
Prepaid expenses	39,239
Goodwill	10,597,421
Intangible assets, net of accumulated amortization	2,560,233
Total deductions and/or charges	14,872,859
Net capital before haircuts on securities positions	726,239
Haircuts on securities, money market accounts	218
Net capital	$ 726,021
Aggregate indebtedness:	
Due to Affiliate	$ 121,220
Accounts payable	73,938
Deferred credit from clearing broker-dealer	72,917
Deferred revenue	12,500
Total aggregate indebtedness	$ 280,575
Minimum net capital required (greater of $250,000 or 6.67% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 476,021
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 426,021
Ratio, aggregate indebtedness to net capital	0.39 to 1

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

Reconciliation of Company's computation included in Part II of Form X-17A-5 as of December 31, 2015:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	716,378
Decrease in haircuts on securities		9,643
Net capital, as reported in Schedule I	$	726,021
Net capital in excess of minimum requirement, as reported in the Company's Part II (unaudited) FOCUS report	$	466,378
Decrease in haircuts on securities		9,643
Net capital in excess of minimum requirement, as reported in Schedule I	$	476,021

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

STATEMENT OF EXEMPT STATUS

DECEMBER 31, 2015

GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records. The Company is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

Exemption Report

GW & Wade Asset Management Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

I, Timothy Pinch, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Timothy Pinch

Title: Principal

Date: 2/26/16


LGCD
CPAs/ Business Advisors

Report of Independent Registered Public Accounting Firm

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)
Wellesley, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LGC & D LLP

Providence, Rhode Island
February 26, 2016

GW & WADE ASSET MANAGEMENT COMPANY, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2015